================================================================================



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K




                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                     FOR THE FISCAL YEAR ENDED JUNE 30, 2004


                                 SEC NO. 1-5998





     A. Full title of the Plan:

                MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:






                        MARSH & McLENNAN COMPANIES, INC.
                           1166 Avenue of the Americas
                             New York, NY 10036-2774

                                   SIGNATURES
                                   ----------



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Marsh & McLennan Companies Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                              MARSH & McLENNAN COMPANIES STOCK
                                                        INVESTMENT PLAN




Date: December 22, 2004                             /s/ Alex P. Voitovich
                                              ---------------------------------
                                              Authorized Representative of the
                                              Benefits Administration Committee

                MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
                ------------------------------------------------

                                TABLE OF CONTENTS
                                -----------------




                                                                           Page
                                                                           ----

Report of Independent Registered Public Accounting Firm                       1

Statements of Assets Available for Benefits
as of June 30, 2004 and 2003                                                  2

Statement of Changes in Assets Available for Benefits
for the Year Ended June 30, 2004                                              3

Notes to Financial Statements                                              4-10

Supplemental Schedules:

  Form 5500, Schedule H, Part IV, Line 4i-
  Schedule of Assets Held at End of Year as of June 30, 2004         Schedule I

  Form 5500, Schedule H, Part IV, Line 4j -
  Schedule of Reportable Transactions for the Year Ended
  June 30, 2004                                                     Schedule II

Consent of Independent Registered Public Accounting Firm             Exhibit 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors of Marsh & McLennan Companies, Inc., the Marsh & McLennan Companies Benefits Administration Committee and the Participants in the Marsh & McLennan Companies Stock Investment Plan:

We have audited the accompanying statements of assets available for benefits of the Marsh & McLennan Companies Stock Investment Plan (the "Plan") as of June 30, 2004 and 2003, and the related statement of changes in assets available for benefits for the year ended June 30, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2004 and 2003, and the changes in net assets available for benefits for the year ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic June 30, 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





/s/ Deloitte & Touche LLP


December 22, 2004
New York, NY

                MARSH & MCLENNAN COMPANIES STOCK INVESTMENT PLAN
                ------------------------------------------------

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                   -------------------------------------------



                                                        JUNE 30,
                                        ---------------------------------------
                                                 2004                 2003
                                        ------------------      ----------------
ASSETS:

CASH AND CASH EQUIVALENTS                  $    61,047,325       $    42,649,080

INVESTMENTS AT FAIR VALUE (NOTES 2 & 3)      1,857,565,369         1,937,041,221

INVESTMENTS AT CONTRACT VALUE (NOTES 2)        432,236,848           440,736,073

LOANS RECEIVABLE - PARTICIPANTS (NOTE 5)        34,737,606            33,365,715
                                        ------------------      ----------------

      TOTAL INVESTMENTS                      2,385,587,148         2,453,792,089
                                        ------------------      ----------------

DIVIDENDS AND INTEREST RECEIVABLE               10,996,706            10,892,364
                                        ------------------      ----------------

PARTICIPANT CONTRIBUTIONS RECEIVABLE             4,307,414             3,822,462

EMPLOYER CONTRIBUTIONS RECEIVABLE                2,226,754             2,081,230
                                        ------------------      ----------------

      TOTAL CONTRIBUTIONS RECEIVABLE             6,534,168             5,903,692
                                        ------------------      ----------------



ASSETS AVAILABLE FOR BENEFITS              $ 2,403,118,022       $ 2,470,588,145
                                        ===================     ================


See notes to financial statements.

                MARSH & MCLENNAN COMPANIES STOCK INVESTMENT PLAN
                ------------------------------------------------


              STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
              -----------------------------------------------------
                        FOR THE YEAR ENDED JUNE 30, 2004
                        --------------------------------



INVESTMENT INCOME (LOSS):
         Dividends                                             $     39,815,769
         Interest                                                    26,496,049
         Net depreciation in fair value of investments              (84,161,774)
                                                            --------------------

         NET INVESTMENT LOSS                                        (17,849,956)
                                                            --------------------

CONTRIBUTIONS
         Employer                                                    56,060,179
         Participant                                                115,138,631
                                                            --------------------

         TOTAL CONTRIBUTIONS                                        171,198,810
                                                            --------------------

BENEFITS PAID TO AND WITHDRAWALS BY PARTICIPANTS                   (223,617,754)

TRANSFERS FROM OTHER PLAN (NOTE 1)                                    2,798,777

                                                            --------------------

         DECREASE IN ASSETS                                         (67,470,123)
                                                            --------------------

ASSETS AVAILABLE FOR BENEFITS:
         Beginning of year                                        2,470,588,145
                                                            --------------------

         End of year                                           $  2,403,118,022
                                                            ====================


See notes to financial statements.

                MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
                ------------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                             JUNE 30, 2004 and 2003
                             ----------------------




(1)  Description of the Plan
     -----------------------

     General
     -------
     The Marsh & McLennan Companies Stock Investment Plan (the "Plan") is a defined contribution Employee Stock Ownership Plan which allows eligible participants to contribute through payroll deductions from 1% to 15% of their salary, on a before and/or after-tax basis. Under the Plan, salaried employees who are at least 18 years of age in the United States, as well as employees of any subsidiary or affiliate of Marsh & McLennan Companies, Inc. ("MMC" or the "Company") other than Putnam Investments are eligible to contribute to the Plan. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees can make rollover contributions to the Plan as soon as the employee is eligible to participate in the Plan.

     The trustee for the Plan is State Street Corporation. The trustee is responsible for maintaining the assets of the Plan, making distribution payments as directed by the Company and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan.

     The Marsh & McLennan Benefits Administration Committee controls and manages the operation and administration of the Plan. Certain administrative functions are performed by employees of the Company or its subsidiaries. All such costs as well as administrative expenses are borne directly by the Company.

     Contributions
     -------------
     MMC matches, after one year of service, up to the first six percent of participants' before and/or after-tax contributions in the following percentages:

     o 100% for those participants age 55 or older or whose age plus years of plan participation equals at least 65.

     o 71-2/3% in all other cases.

     Prior to August 1, 2003, all employee contributions and Company match were invested in the MMC Stock Fund unless the participant's age was 55 or older or their age plus years of plan participation equaled at least 65. These participants could diversify their contribution and accumulated balance among the MMC Stock Fund, a Fixed Income Fund, and various Putnam mutual funds. For all participants, the Company's matching contributions were invested the same as the participants' contributions.

     The Company's matching contributions to a participant are suspended for 12 months if the participant requests certain in-service withdrawals from his or her account. Participant and Company contributions are subject to certain limitations in accordance with federal income tax regulations. When a participant reaches the IRS annual limit, the before-tax contributions automatically are made as after-tax contributions for the remainder of the calendar year unless the participant decides to discontinue contributions.

     Beginning August 1, 2003, all participants were able to direct all of their future contributions on a before and/or after-tax basis into one or more of 17 investment options (18 investment options as of July 1, 2004). On August 1, 2003, participants who did not yet meet the age or age plus years of plan participation requirements to diversify became eligible to direct the investment of one-third (33-1/3%) of their employee contribution account balances as of July 31, 2003 to any of the available investment options. On August 2, 2004, one-half of the remaining balance of the participants' employee contribution account balances became eligible for diversification. Company matching contributions continued to be invested in the MMC Stock Fund, unless the participant reached the age of 55 or the sum of the participant's age and years of plan participation was at least 65. If either of those conditions were met, the Company matching contributions could be directed to any of the available investment options. However, the additional 28-1/3% company match that a participant became eligible to receive upon meeting the age or age plus years of plan participation requirements to diversify continued to be invested in the MMC Stock Fund.

     Effective October 25, 2004, all participants became eligible to direct their Company matching contributions (including the additional 28-1/3% company match) and all of their employee contribution account balances (including the portion scheduled to become diversifiable on August 1, 2005) to any of the available investment options. If a participant does not choose an investment direction for his or her future Company matching contributions, they are automatically invested in the Putnam Fixed Income Fund.

     Participant Accounts
     --------------------
     Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and the Company's matching contribution, charged with withdrawals, and adjusted to reflect the performance of the investment options in which the account is invested. A participant is only entitled to the vested portion of his or her account balance.

     Vesting
     -------
     Participants are vested immediately in their contributions plus actual earnings thereon. Participants hired before January 1, 1998 are fully vested in the Company's matching contributions. Participants hired on or after January 1, 1998 who have an hour of service on or after July 1, 2002 vest in the Company's matching contribution as follows: 20% after two years of service, 40% after three years of service, 67% after four years of service and 100% after five years of service. Forfeited nonvested accounts in the amount of $1,205,738 were used to reduce employer contributions for the year ended June 30, 2004. Forfeited nonvested accounts totaled $2,586,392 for the year ended June 30, 2003.

     Payment of Benefits
     -------------------
     Participants with vested balances greater than $5,000 who leave the Company before age 65 may elect to leave their money in the Plan, but may not defer the distribution beyond age 65 (age 70-1/2 for former J&H employees who terminated prior to January 1, 1998). Payment of benefits on termination of service varies depending upon the vested amount in the participant's account balance, the reason for termination (i.e. retirement, death, disability, termination of service for other reasons) and the payment options available (i.e. immediate lump sum payment, deferral of lump sum payment, installment payments, etc.) for a particular type of termination. Participants should refer to the Plan document and the MMC benefits handbook via www.mmcpeoplelink.com for a more complete description of the Plan's payment provisions.

     Transfers
     ---------
     On June 2, 2004, participants' balances in the Reinsurance Solutions International ("RSI") Savings and Investment Plan totaling $2,798,777 were transferred into the MMC Stock Investment Plan due to the acquisition of that company.


     The preceding description of the Plan provides only general information. Participants should refer to the Plan document and the MMC benefits handbook via www.mmcpeoplelink.com for a more complete description of the Plan's provisions.

(2)  Summary of Significant Accounting Policies
     ------------------------------------------

     Basis  of  Accounting
     ---------------------
     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates
     ----------------
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

     Risks and Uncertainties
     -----------------------
     The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     Cash and cash equivalents
     -------------------------
     Cash and cash equivalents primarily consist of interest bearing money market investments, which are available on demand.

     Investments
     -----------
     The common stock of Marsh & McLennan Companies, Inc. and shares of mutual funds are reflected in the accompanying statements of assets available for benefits at quoted market prices.

     The Plan's Putnam Fixed Income Fund, which consists of benefit-responsive guaranteed insurance contracts and group annuity contracts, has been presented in the financial statements at contract value. The investments in this fund are valued at contract value, which is cost plus accrued interest, and are guaranteed by the issuing institution as to principal and interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield for these investment contracts was approximately 5.5% for the year ended June 30, 2004. There are no reserves against the value of the contract for credit risk or other risks associated with the issuing institution. For some contracts the interest rates earned on the contract are reset on a periodic basis in accordance with the terms of the individual contracts.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value of investments for these funds.

     The following table presents the market values of investments that represent 5% or more of the Plan's assets at the end of the plan-year:

                                                          June 30,
                                        ----------------------------------------
                                                2004                    2003
                                        -----------------       ----------------

Marsh & McLennan Companies common stock    $1,202,248,210         $1,478,910,238
Putnam S&P 500 Index Fund                     135,512,691            107,440,310
                                        -----------------       ----------------
                                           $1,337,760,901         $1,586,350,548
                                        =================       ================

The Plan's investments including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:

                                          Year Ended June 30,
                                     ----------------------------
                                                 2004
                                     ----------------------------

        Common Stock                         $ (162,007,986)
        Mutual Funds                             77,846,212
                                     ----------------------------
                                             $  (84,161,774)
                                     ============================


     Payment of Benefits
     -------------------
     Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to withdraw from the Plan but have not yet been paid were $284,143 and $3,236,701 at June 30, 2004 and 2003, respectively.

     Reclassifications
     -----------------
     Certain reclassifications have been made to the prior year amounts to conform with current year presentation.

(3)  Non Participant-Directed Investments
     ------------------------------------
     Prior to August 1, 2003, the Plan offered a program that was both participant and non-participant directed. All non-participant directed contributions were invested in the Marsh & McLennan Companies Stock Fund. The assets as of June 30, 2004 and 2003 and changes in assets relating to the Company stock fund for the year ended June 30, 2004 are as follows:

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                          June 30, 2004           June 30, 2003
                                         --------------           -------------
ASSETS:

CASH AND CASH EQUIVALENTS                $   13,016,744          $   10,346,821

COMMON STOCK                              1,202,248,210           1,478,910,238

DIVIDENDS AND INTEREST RECEIVABLE             9,018,670               8,984,012

PARTICIPANT CONTRIBUTIONS RECEIVABLE            892,933               3,511,411
EMPLOYER CONTRIBUTIONS RECEIVABLE             2,046,307               1,936,293
                                         --------------          ---------------
    TOTAL RECEIVABLE                          2,939,240               5,447,704
                                         --------------          ---------------

    TOTAL ASSETS                          1,227,222,864           1,503,688,775
                                        ---------------          ---------------

LIABILITIES:

INTERFUND PAYABLE                               405,329                       -
                                        ----------------         ---------------

    NET ASSETS AVAILABLE FOR BENEFITS    $1,226,817,535          $1,503,688,775
                                        ================         ===============


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                               June 30, 2004
                                                           ---------------------


        INVESTMENT INCOME (LOSS):
          Dividends                                         $     34,655,641
          Interest                                                   210,001
          Net depreciation in fair value of investments         (162,007,986)
                                                           ---------------------

        NET INVESTMENT LOSS                                     (127,142,344)
                                                           ---------------------

        CONTRIBUTIONS:
          Employer                                                51,064,031
          Participant                                             31,319,873

                                                           ---------------------

        TOTAL CONTRIBUTIONS                                       82,383,904
                                                           ---------------------

        BENEFITS PAID TO AND WITHDRAWALS BY PARTICIPANTS         (98,837,932)
                                                           ---------------------

        TRANSFERS BETWEEN FUNDS                                 (133,274,868)
                                                           ---------------------

        DECREASE IN ASSETS                                      (276,871,240)
                                                           ---------------------

        ASSETS AVAILABLE FOR BENEFITS:
          Beginning of year                                    1,503,688,775
                                                           ---------------------

          End of year                                         $1,226,817,535
                                                           =====================

(4)  Related party transactions
     --------------------------
     The Putnam Research Fund, Inc., the Putnam Equity Income Fund, the Putnam Voyager Fund, the Putnam Fixed Income Fund, the Putnam International Equity Fund, the Putnam New Opportunities Fund, the George Putnam Fund of Boston, the Putnam S&P 500 Index Fund, the Putnam Mid Cap Value Fund and the Putnam Bond Index Fund are managed by Putnam Investments Trust, a majority owned subsidiary of the Company. Investments in institutional funds managed by Putnam at June 30, 2004 amounted to $481,857,328 and $458,130,983 as of
     June 30, 2003. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

     At June 30, 2004 and 2003, the Plan held 26,492,909 and 28,958,493  shares, respectively, of company stock of Marsh & McLennan Companies, Inc., the sponsoring employer, with a cost basis of $598,782,128 and $630,346,386, respectively. During the plan year ended June 30, 2004, the Plan recorded dividend income from these shares of $9,007,589.

     Certain administrative functions are performed by officers and employees of the company (who may also be participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the IRC and ERISA's rules on Prohibited Transactions. See
     Note 1 regarding administrative expenses.

(5)  Loans receivable-participants
     -----------------------------
     Plan participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the vested value of his or her Plan account. Outstanding loans, which are secured by the participants' interest in the Plan are repaid through semi-monthly payroll deductions or, at the option of the participant may be paid in full without penalty. Loan repayments, which include principal and interest, are credited directly to the participant's Plan account. Interest is charged on the outstanding balance at prime rate plus 1% based on the prime rate in effect at the time the loan is processed.

     New loans to participants amounted to $18,174,707 and $15,073,519 for the years ended June 30, 2004 and 2003, respectively, and repayments from participants, including interest, amounted to $17,092,375 and $15,515,206 respectively.

(6)  Federal Income Tax Status
     -------------------------
     The Internal Revenue Service has determined and informed the Company by a letter dated January 28, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(7)  Supporting Schedules
     --------------------
     The detail of assets held for investment as of June 30, 2004 is provided on
     Schedule I.

     The summary of transactions occurring during the year ended June 30, 2004 representing more than 5% of the Plan's assets as of July 1, 2003 is reportable under the Department of Labor Regulation 2520.103-6 and is presented on Schedule II.

     All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(8)  Plan Termination
     ----------------
     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, each participant would become 100% vested in his or her account.

(9)  Subsequent Event
     ----------------
     The market value of MMC stock has been impacted by adverse market reaction to the civil complaint filed against MMC by the Attorney General of the State of New York on October 14, 2004. The quoted market price at the June 30, 2004 balance sheet date was $45.38 per share. The quoted market price at December 22, 2004 was $32.57 per share.

     A number of class action lawsuits have been filed against the Plan's fiduciaries alleging breach of fiduciary duty based on either allegations of market timing in certain mutual funds offered by MMC's investment management subsidiary, Putnam Investments, or on allegations similar to those contained in the civil complaint filed by the Attorney General of the State of New York on October 14, 2004. These lawsuits allege that the
     Plan's fiduciaries breached their fiduciary duty to participants by allowing investments in the affected Putnam mutual funds and the Plan's MMC stock fund despite knowing of improprieties and the effect that disclosure of such improprieties would have on the value of those funds.

                MARSH & MCLENNAN COMPANIES STOCK INVESTMENT PLAN
                             SUPPLEMENTAL SCHEDULE I
                   SCHEDULE OF INVESTMENTS AS OF JUNE 30, 2004

 PRINCIPAL AMOUNT OR NUMBER
          OF SHARES                                                                          2004
------------------------------                                        ------------------------------------------------
              2004                                                               COST                        MARKET
------------------------------                                        ----------------------         ------------------

                               COMMON STOCK:
             26,492,909        MARSH & McLENNAN COMPANIES, INC.            $   598,782,128             $ 1,202,248,210

                               MUTUAL FUNDS:
              4,245,076        PUTNAM RESEARCH FUND (a)                         49,247,034                  55,907,654
              3,601,884        PUTNAM EQUITY INCOME FUND (a)                    50,136,142                  57,810,232
              3,266,863        PUTNAM VOYAGER FUND (a)                          48,283,707                  54,099,257
              1,989,866        PUTNAM INTERNATIONAL EQUITY FUND (a)             36,703,646                  41,807,090
                831,060        PUTNAM NEW OPPORTUNITIES FUND (a)                29,058,364                  33,358,740
              1,899,332        GEORGE PUTNAM FUND OF BOSTON (a)                 30,098,158                  32,649,509
              4,721,697        PUTNAM S&P 500 INDEX FUND (a)                   139,231,702                 135,512,691
              2,317,712        PUTNAM BOND INDEX FUND (a)                       27,322,466                  31,289,106
                669,894        DODGE & COX STOCK                                73,294,559                  80,126,036
                830,999        GOLDMAN CAP GROWTH                               15,216,690                  16,171,252
              2,951,971        PIMCO TOTAL RETURN FUND                          31,635,952                  31,408,972
                904,627        T ROWE PRICE MID CAP GROW                        37,537,744                  41,802,795
                515,883        PUTNAM MID CAP VALUE (a)                          6,223,843                   6,773,540
                496,409        AIM SMALL CAP GROWTH                             12,408,214                  13,348,446
                805,119        GOLDMAN SACHS SMALL CAP                          20,742,981                  23,251,839
                                                                       ----------------------         ------------------
                                                                               607,141,202                 655,317,159
                                                                       ----------------------         ------------------
                               PUTNAM FIXED INCOME FUND: (a) (b)
            109,026,789        CIGNA                                           109,026,789                 109,026,789
                               7.07% DUE DECEMBER 30, 2005
             11,057,348        PRINCIPAL MUTUAL LIFE INSURANCE COMPANY          11,057,348                  11,057,348
                               5.38% DUE MARCH 31, 2007
             25,191,474        JACKSON NATIONAL LIFE                            25,191,474                  25,191,474
                               4.86% DUE JANUARY 2, 2007
              8,394,187        MONUMENTAL LIFE INSURANCE COMPANY                 8,394,187                   8,394,187
                               5.38% DUE DECEMBER 30, 2005
             11,007,847        MONUMENTAL LIFE INSURANCE COMPANY                11,007,847                  11,007,847
                               5.13% DUE SEPTEMBER 29, 2006
             67,870,725        TRANSAMERICA LIFE INSURANCE COMPANY              67,870,725                  67,870,725
                               3.516% DUE DECEMBER 31, 2005
              5,012,242        GE LIFE & ANNUITY                                 5,012,242                   5,012,242
                               4.81% DUE MAY 11, 2009
             10,312,539        GE LIFE AND ANNUITY INSURANCE                    10,312,539                  10,312,539
                               4.42% DUE SEPTEMBER 9, 2008
             15,358,313        METROPOLITAN LIFE INSURANCE COMPANY              15,358,313                  15,358,313
                               4.53% DUE NOVEMBER 11, 2008
             10,047,235        RABOBANK WRAP CONTRACT                           10,047,235                  10,047,235
                               3.810% DUE SEPTEMBER 30, 2006
             16,779,485        TRAVELERS INSURANCE CO                           16,779,485                  16,779,485
                               5.89% DUE SEPTEMBER 30, 2004
             12,000,000        JOHN HANCOCK INSURANCE COMPANY                   12,000,000                  12,000,000
                               6.58% DUE NOVEMBER 30, 2004
             22,831,111        NEW YORK LIFE                                    22,831,111                  22,831,111
                               5.09% DUE SEPTEMBER 30, 2005
             17,080,490        MONUMENTAL LIFE INSURANCE COMPANY                17,080,490                  17,080,490
                               4.99% DUE JUNE 30, 2005
             11,355,198        MONUMENTAL LIFE INSURANCE COMPANY                11,355,198                  11,355,198
                               4.88% DUE MARCH 31, 2005
             13,685,859        PRINCIPAL LIFE                                   13,685,859                  13,685,859
                               5.60% DUE MARCH 31, 2006
             11,781,233        HARTFORD LIFE                                    11,781,233                  11,781,233
                               5.79% DUE MARCH 31, 2005
             13,034,510        METROPOLITAN LIFE                                13,034,510                  13,034,510
                               5.95% DUE JUNE 30, 2006
             13,010,527        ALLSTATE LIFE                                    13,010,527                  13,010,527
                               5.86% DUE SEPTEMBER 29, 2006
             13,691,985        HARTFORD LIFE                                    13,691,985                  13,691,985
                               5.63% DUE MARCH 31, 2006
             13,707,751        MONUMENTAL LIFE INSURANCE COMPANY                13,707,751                  13,707,751
                               5.67% DUE MARCH 31, 2006
                                                                       ----------------------         ------------------
                                                                               432,236,848                 432,236,848
                                                                       ----------------------         ------------------
                              TOTAL INVESTMENTS                            $ 1,638,160,178             $ 2,289,802,217
                                                                       ======================         ==================

(a)  Denotes Party-in Interest.
(b)  All contracts in the fixed income fund are valued at contract value.


                MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
                            SUPPLEMENTAL SCHEDULE II
                      SCHEDULE FOR REPORTABLE TRANSACTIONS



                                                          CURRENT
                                                          VALUE OF      NET
        DESCRIPTION OF ASSET           COST OF ASSETS      ASSETS    GAIN (LOSS)
        --------------------           --------------     --------   -----------

TRANSACTION BY ISSUE:

DEUTSCHE BANK TRUST COMPANY AMERICAS

         PYRAMID CASH TEMPORARY FUND
         INVESTMENTS
                  274   PURCHASES      $568,246,924    $ 568,246,924    $      -
                  426   SALES           531,184,178      531,184,178           -